

June 18, 2015

Steven E. Swain
Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

    **Re:    DISH DBS Corporation**
          **Form 10-K for Fiscal Year Ended December 31, 2014**
          **Filed March 6, 2015**
          **File No. 333-31929**

Dear Mr. Swain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

15. Related Party Transactions

Satellite Capacity Leased from EchoStar, page F-51

We note your disclosure that, effective March 1, 2014 you are now leasing all available capacity from EchoStar on the EchoStar X, XI and XIV satellites. Please tell us how you considered ASC 840-40-25-2 in determining that the appropriate lease classification is operating. Also discuss the impact of the common ownership and management with Echostar on your analysis, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Terry French, Accounting Branch Chief at 202-551-3828, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant